Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT NETVISION SIGNED AN AGREEMENT TO ACQUIRE

SHARES IN HOT

Tel Aviv, May 5, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that further to its announcement on April 17, 2008, Netvision (TASE:NTSN), 16% held by Elron, announced yesterday that, it has entered into an agreement with Bank Leumi LeIsrael (the “Bank”) to acquire its shares in HOT Communications Systems Ltd. (TASE:HOT) (“HOT”), an Israeli telecommunications and cable television company, which amount represents 15% of the issued and outstanding shares of HOT. Pursuant to Netvision’s announcement, the total aggregate consideration for the HOT shares is NIS 480 million (approximately $139 million), of which NIS 320 million (approximately $93 million) will be paid upon the closing of the transaction and the balance of NIS 160 million (approximately $46 million), together with interest at the rate of 4%, will be paid not later than 18 months from the date of closing. Netvision announced that to ensure its payment of the second installment, it will place a lien on one-third of the acquired shares without any further recourse by the Bank to the company.

Netvision further announced that closing of the transaction is anticipated to occur not later than August 15, 2008 and is subject to the following conditions: (i) waiver of rights of first refusal, by other shareholders of HOT entitled thereto and (ii) receipt of approvals, as may be required by law for the acquisition of such shares. There can be no assurance that the transaction will be completed.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)

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